Exhibit 12.1
Covanta Holding Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands, except ratios)
Earnings as defined in Regulation S-K (1):

Income before income tax expense, minority interests and equity in net income from unconsolidated investments	$214,878	$148,013	$122,228	$77,565	$35,474
Fixed Charges	116,372	138,488	187,254	157,315	85,698

Total Earnings	$331,250	$286,501	$309,482	$234,880	$121,172

Fixed Charges as defined in Regulation S-K (2):

Interest expense	$100,538	$121,683	$169,717	$142,404	$76,325
Imputed interest on operating leases	15,834	16,805	17,537	14,911	9,373

Total Fixed Charges	$116,372	$138,488	187,254	$157,315	$85,698

Ratio of Earnings to Fixed Charges	2.85	2.07	1.65	1.49	1.41

(1)	For purposes of computing the ratio of earnings to fixed charges, the term “earnings” shall be defined as income before income tax expense, minority interests and equity in net income from unconsolidated investments plus fixed charges.

(2)	For purposes of computing the ratio of earnings to fixed charges, the term “fixed charges” shall be defined as interest expense and imputed interest for operating leases.